Exhibit 99.1
FORM 51-102F3
MATERIAL CHANGE REPORT
Item 1    Name and Address of Company

Cenovus Energy Inc. ("Cenovus")
4100, 225 – 6 Avenue SW
Calgary, Alberta T2P 1N2

Item 2    Date of Material Change

August 21, 2025

Item 3    News Release

A news release disclosing the material change was issued by Cenovus on August 22, 2025 through the services of Globe Newswire and subsequently filed under Cenovus’s profile on SEDAR+ at sedarplus.ca.

Item 4    Summary of Material Change

On August 21, 2025, Cenovus entered into a definitive arrangement agreement, as may be amended from time to time (the "Arrangement Agreement") to acquire MEG Energy Corp. (TSX: MEG) ("MEG") in a cash and stock transaction valued at $7.9 billion, inclusive of assumed debt (the "Transaction").

Item 5.1    Full Description of Material Change

On August 21, 2025, Cenovus entered into the Arrangement Agreement to acquire MEG in a cash and stock transaction valued at $7.9 billion, inclusive of assumed debt.

Under the terms of the Arrangement Agreement, Cenovus will acquire all of the issued and outstanding common shares (the "MEG Shares") of MEG for $27.25 per MEG Share, which will be paid 75% in cash and 25% in Cenovus common shares (each whole share, a "Cenovus Share"). Each holder (a "MEG Shareholder") of MEG Shares will have the option to elect to receive, for each MEG Share: (i) $27.25 in cash; or (ii) 1.325 Cenovus Shares, subject to pro-ration based on a maximum amount of $5.2 billion in cash and a maximum of 84.3 million Cenovus Shares. On a fully pro-rated basis, the consideration per MEG Share represents approximately $20.44 in cash and 0.33125 of a Cenovus Share.

The Transaction is not subject to any financing contingency or condition. Cenovus has obtained fully committed financing for the Transaction comprised of a $2.7 billion term loan facility and a $2.5 billion bridge facility, which will be used to fund the cash component of the Transaction. Cenovus anticipates initiating a senior debt offering to replace the bridge facility. The fully committed term loan and bridge facilities have been provided by Canadian Imperial Bank of Commerce and JPMorgan Chase Bank, N.A., Toronto Branch as Co-Underwriters and Joint Bookrunners.

The Transaction has been unanimously approved by the board of directors of both Cenovus and MEG. The Transaction will combine two leading SAGD oil sands producers and consolidate adjacent, fully contiguous and highly complementary assets at Christina Lake, enabling integrated development of the region and unlocking significantly accelerated access to previously stranded resource.

The Arrangement Agreement includes customary deal protection provisions, including fiduciary-out provisions, non-solicitation covenants and rights to match any Superior Proposal (as defined in the Arrangement Agreement). A termination fee in the amount of $242 million is payable by MEG to Cenovus in certain circumstances, if the Arrangement Agreement is terminated. A reverse termination fee in the amount of $242 million is payable by Cenovus to MEG if the Arrangement Agreement is terminated in specified circumstances where approvals of the Transaction under the Competition Act (Canada) and the Hart-Scott-Rodino Antitrust Improvements Act of 1976 have not been received.

Cenovus expects the Transaction to close in the fourth quarter of 2025, subject to the satisfaction of customary closing conditions, including regulatory approvals and approval of the Transaction by MEG Shareholders.

Item 5.2    Disclosure for Restructuring Transactions

Not applicable.

Item 6    Reliance on subsection 7.1(2) of National Instrument 51-102 Continuous Disclosure Obligations

Not applicable.

Item 7    Omitted Information

Not applicable.

Item 8    Executive Officer

The name and business telephone number of the executive officer of Cenovus who is knowledgeable about the material change and this material change report is:

Jeff Lawson
Executive Vice-President, Corporate Development & Chief Sustainability Officer
Telephone: (403) 766-2000

Item 9    Date of Report

September 2, 2025

Forward-Looking Information

This material change report contains certain forward-looking statements and forward-looking information (collectively referred to as "forward-looking information") within the meaning of applicable securities legislation about Cenovus’s current expectations, estimates and projections about the future of Cenovus, based on certain assumptions made in light of Cenovus’s experiences and perceptions of historical trends. Although Cenovus believes that the expectations represented by such forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct. Forward-looking information in this material change report is identified by words such as "acquire", "anticipate", "expect", "option", and "will" or similar expressions and includes suggestions of future outcomes, including, but not limited to, statements about: the Transaction and the terms thereof including the timing of closing of the Transaction; expected results of the Transaction, including that the Transaction will consolidate adjacent, fully contiguous and highly complementary assets at Christina Lake; that completion of the Transaction will enable integrated development of the Christina Lake region, unlocking significantly accelerated access to previously stranded resource; and the circumstances in which the termination fee may be payable. Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and MEG and others that apply to the industry generally. The factors or assumptions on which the forward-looking information in this material change report are based include, but are not limited to: information currently available to Cenovus about itself and MEG and the businesses in which they operate; the completion of the Transaction on anticipated terms and timing, or at all; the satisfaction of customary closing conditions and obtaining key regulatory, court and MEG Shareholder approvals; general economic, market and business conditions; anticipated tax treatment; that actions by third parties do not delay or otherwise adversely affect completion of the Transaction; that competing bids do not materially impact the completion of the Transaction or Cenovus’s or MEG’s business operations, approvals or key stakeholder relationships; potential litigation relating to the Transaction that could be instituted against Cenovus or MEG; potential adverse reactions or changes to business relationships, including with employees, suppliers, customers, competitors or credit rating agencies, resulting from the announcement or completion of the Transaction; that there will be no material change to MEG’s operations prior to completion of the Transaction; preservation of Cenovus’s robust financial framework, strong balance sheet, liquidity and investment grade credit ratings; no material changes to laws and regulations adversely affecting Cenovus’s or MEG’s operations or the Transaction; and the assumptions inherent in Cenovus’s updated 2025 corporate guidance available on cenovus.com.

The risk factors and uncertainties that could cause actual results to differ materially from the forward-looking information in this material change report include, but are not limited to: changes to general economic, market and business conditions; not completing the Transaction on anticipated terms and timing, or at all, including the satisfaction of customary closing conditions and obtaining key regulatory, court and MEG Shareholder approvals; failing to complete the Transaction on the terms contemplated by the Arrangement Agreement between Cenovus and MEG; the combined company’s inability to issue securities; the impact of any existing competing bids or from any additional offers for MEG securities that may arise after the date hereof; potential litigation relating to the Transaction that could be instituted against Cenovus or MEG; potential adverse reactions or changes to business relationships, including with employees, suppliers, customers, competitors or credit rating agencies, resulting from the announcement or completion of the Transaction; failing to preserve Cenovus’s robust financial framework, strong balance sheet, liquidity and investment grade credit ratings; material changes to laws and regulations adversely affecting Cenovus’s or MEG’s operations or the Transaction; the consequences of not completing the Transaction, including the volatility of the share prices of Cenovus and MEG, negative reactions from the investment community and the required payment of certain costs related to the Transaction; potential undisclosed liabilities in respect of MEG unidentified during the due diligence process; the interpretation of the Transaction by tax authorities; the focus of management’s time and attention on the Transaction and other disruptions arising from the Transaction; and other risks identified under “Risk Management and Risk Factors” and “Advisory” in Cenovus’s Management’s Discussion and Analysis ("MD&A") for the year ended December 31, 2024.

Except as required by applicable securities laws, Cenovus disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. Events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking information. For additional information regarding Cenovus’s material risk factors, the assumptions made, and risks and uncertainties which could cause actual results to differ from the anticipated results, refer to “Risk Management and Risk Factors” and “Advisory” in Cenovus’s MD&A for the periods ended December 31, 2024 and June 30, 2025 and to the risk factors, assumptions and uncertainties described in other documents Cenovus files from time to time with securities regulatory authorities in Canada (available on SEDAR+ at sedarplus.ca, on EDGAR at sec.gov and Cenovus’s website at cenovus.com).